

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2021

Greg Lambrecht
Chief Executive Officer
1606 Corp.
2425 E. Camelback Rd, Suite 150
Phoenix, AZ 85016

>   **Re: 1606 Corp.**
>   **Registration Statement on Form S-1**
>   **Filed August 19, 2021**
>   **File No. 333-258912**

Dear Mr. Lambrecht:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed August 19, 2021

Prospectus Cover

1. We note that each share of your Class A Preferred Stock has 50 votes per share, as compared to your common stock which entitles the holder to one vote per share. Please disclose on your prospectus cover, in your summary and in your risk factors the disparate voting rights of each class of stock. In your risk factors, please discuss the risks posed by such capital structure, including but not limited to, risks relating to the potential effects on the price of your common stock and the dilution upon conversion of the Class A preferred stock into common stock.

2. It appears your Chief Executive Officer holds a controlling interest in your company through his ownership of Class A Preferred Stock. Please disclose the percent of the voting power held by your CEO on your prospectus cover and prospectus summary.

Please also include risk factor disclosure addressing the impact his voting power may have on the company, including his ability to control the outcome of all votes put to stockholders and his ability to delay or defer a change of control.

Business, page 13

3.   We note your reference to certain distribution agreements on page 14 and manufacturing relationships throughout Southern and Northern California on page 15. Please include a description of these relationships, discuss the material terms of each agreement and file each agreement as an exhibit to the registration statement, if applicable. Refer to Item 601(b)(10) of Regulation S-K.

Government Regulation, page 15

4.   Please revise to discuss here, and in your Risk Factor section, the effects of the various regulations that affect your business with a view to understanding how the regulations are applicable to you. Please also revise to remove your disclosure that "hemp is now federally legal." In this regard, the 2018 Farm Bill removed hemp from the CSA, which means it is no longer a controlled substances under federal law, however, it is still subject to compliance with a regulatory framework that can affect the legality of CBD products.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 20

5.   We note your disclosure on page 6 that you will need significant additional financing to further your business plan, and also that the audit report includes a going concern opinion. Please include a discussion in this section regarding the company's current cash position and plans to seek additional funding. Please also include a description of the material terms of the promissory note issued to Singlepoint. Refer to Item 303 of Regulation S-K.

Results of Operations for the Year Ended December 31, 2020 compared to Year Ended December 31, 2019, page 20

6.   Please include a comparable discussion for the periods ended June 30, 2020 and 2021. Refer to Item 303(c) of Regulation S-K.

General

7.   Please include the disclosure required by Items 201, 506, 507, 508, and 701 of Regulation S-K. For example, revise to include the selling shareholder table and all information required by Item 507 of Regulation S-K.

8.   Given the nature of the offering and its size relative to the number of shares outstanding held by non-affiliates, we are concerned that the transaction may be an indirect primary offering, with the selling shareholders acting as a conduit in a distribution to the public.

Accordingly, please either revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering and identify the selling shareholders as underwriters or provide us with a detailed analysis as to why the proposed offering is not an indirect primary offering on your behalf and thus should appropriately be characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

9.   As a related matter, we note your disclosure that the selling shareholders may sell at market prices. Please note that unless there is an established trading market for securities, shares resold by stockholders in a public offering must sell at a fixed price until such time as a market is established. Please revise accordingly.

10.   We note your disclosure that "1606 was incorporated in Nevada in February 2021 as a spin-off from Singlepoint Inc." Please give us your analysis addressing the exemption from registration that was relied upon in connection with the spin-off and whether the transaction constitutes a sale or disposition for value under Section 2(a)(3). Please also address whether the transaction resulted in a fundamental change in the nature of the holdings of your shareholders. For example, discuss the shareholders' economic and voting interests in Singlepoint prior to the transactions compared to their economic and voting interests in Singlepoint and 1606 after the transactions. In this regard, we note that holders of Class B Preferred Stock of SinglePoint did not receive shares of 1606.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Taylor Beech at 202-551-4515 or Jennifer López a at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey M. Stein, Esq.